ANTARES PHARMA REPORTS FOURTH QUARTER AND FULL YEAR
2011 FINANCIAL AND OPERATING RESULTS

EWING, NJ, March 12, 2012 -- Antares Pharma, Inc. (NYSE Amex: AIS) today reported financial and operating results for the fourth quarter and full year ended December 31, 2011 and outlined key objectives and milestones for 2012.

Recent Highlights

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Achieved record fourth quarter revenues of $5.4 million, an increase of 65% compared to $3.3 million recorded during the same period one year ago. Total 2011 revenue increased by 28% to $16.5 million, compared to $12.8 million in 2010.

•	Ended the year with $34.4 million in cash and investments and no debt.

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Received approval from the U.S. Food and Drug Administration (FDA) for the Company’s topical oxybutynin gel 3% product for the treatment of overactive bladder.  Our partner Watson Pharmaceuticals, Inc. anticipates launching the product in the first half of 2012.

•	Continued to advance VibexTM MTX for the treatment of rheumatoid arthritis, on track to file a New Drug Application (NDA) with the FDA in early 2013.

•	Announced a licensing agreement with Pfizer Inc.’s Consumer Healthcare Business Unit for one of Antares’ drug delivery technologies to develop a product on an exclusive basis for North America.

•	Announced a licensing agreement with Daewoong Pharmaceuticals Co. Ltd. for South Korean marketing rights for our oxybutynin gel 3% product.

Paul K. Wotton, Ph.D., President and Chief Executive Officer, stated, “Over the past year, we met or exceeded all of our key objectives including an increased focus on expanding our pipeline, delivered a number of new key pharmaceutical partnerships, and progressed with our existing collaborations. Our transdermal gel portfolio recently produced another FDA approved product and we anticipate the launch of oxybutynin gel 3% will occur in the first half of this year.”

Dr. Wotton continued, “I am particularly excited as we embark on a new phase in our strategy to deliver sustainable growth and create a leader in the high-value, self-administered injection products space. In 2012 we will maintain focus on developing our drug-device combination product pipeline which we believe could produce two additional US drug application filings within the next twelve months.”

2012 Key Objectives and Milestones

•	Increase total revenues year-over-year

•	Watson's US launch of our oxybutynin gel 3% product

•	Complete trials of Vibex™ MTX and prepare to file NDA

•	Initiate new Vibex Quick Shot (QS) pipeline product development program

•	Continue to progress the auto-injector programs and file an Abbreviated New Drug Application (ANDA) for our first pen injector product with our partner Teva

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Fourth Quarter and Year End 2011 Financial Results

Total revenue was $5.4 million and $16.5 million for the three months and year ended December 31, 2011, respectively, compared to $3.3 million and $12.8 million for the comparable periods in 2010. Product revenue increased in the fourth quarter to $1.8 million compared to $1.6 million in the prior year, and increased in the full year by 32% to $7.6 million compared to $5.8 million in 2010.  The increase in product revenues for the year was primarily a result of increases in sales of needle-free injector devices and disposable components to both Teva and Ferring.

Development revenues were $1.7 million and $4.5 million for the three months and year ended December 31, 2011, respectively, compared to $0.4 million and $2.1 million during the same periods of 2010.  The development revenue in the fourth quarter and year ended December 31, 2011 included auto injector and pen injector development work for Teva, and development revenue earned under the Watson license agreement.  The revenue in the corresponding periods of 2010 consisted primarily of development work for Teva.

Licensing revenue increased in the fourth quarter to $0.6 million compared to $0.4 million in the prior year, and decreased in the full year to $1.2 million from $2.9 million in the prior year.  Revenue for the fourth quarter of 2011 was primarily related to an upfront payment from Pfizer and the full year period of 2011 included revenue recognized in connection with license agreements with Teva, Ferring and BioSante.  The 2010 licensing revenue was primarily attributable to recognition of revenue deferred in 2009 under a license agreement with Ferring.

Revenue from royalties was $1.3 million and $3.1 million for the three months and year ended December 31, 2011, respectively, compared to $0.8 million and $2.1 million for the comparable periods in 2010.  The increase in royalties in the quarter and year-to-date periods was primarily a result of royalties received from Teva and Ferring, as both companies experienced growth in their hGH business in 2011.

Total gross profit increased in the fourth quarter of 2011 to $3.3 million compared to $2.4 million in 2010, and increased for the year to $9.7 million in 2011 compared to $8.5 million in 2010.  The increases were primarily attributable to increases in product sales and royalties.

Total operating expenses were approximately $3.4 million and $3.6 million for the fourth quarters of 2011 and 2010, respectively, and approximately $14.1 million and $14.6 million for the years ended December 31, 2011 and 2010, respectively.  Decreases in operating expenses in 2011 compared to the prior year following completion of the Phase III study of oxybutynin gel 3% and filing of our NDA in the fourth quarter of 2010 were partially offset by increases in spending on our Vibex MTX development program and increases in general and administrative expenses.

Net loss was approximately $0.2 million and $1.3 million for the fourth quarters of 2011 and 2010, respectively, and $4.4 million and $6.1 million for the years ended December 31, 2011 and 2010.

Net loss per share decreased for the year to $0.05 in 2011 from $0.07 in 2010, primarily due to an increase in gross profit along with an increase in weighted average common shares outstanding.  Net loss per share decreased to $0.00 for the fourth quarter of 2011 from $0.02 in 2010.

At December 31, 2011, cash and investments totalled approximately $34.4 million compared to approximately $9.8 million at December 31, 2010.

Conference Call, Call Replay and Webcast

Dr. Paul K. Wotton, President and Chief Executive Officer, and Robert F. Apple, Executive Vice President and Chief Financial Officer, will provide a company update and review 2011 results via webcast and conference call on Monday, March 12, 2012, at 8:00 a.m. ET (Eastern Time). A webcast of the call will be available from the investors/media section of the Company's web site at www.antarespharma.com. Alternatively, callers may participate in the conference call by dialing 1-877-941-8609 (US), or 1-480-629-9692 (International).  Participants should reference the Antares Pharma conference call. Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through 12 p.m. EDT on March 26, 2012. To access the replay, callers should dial 1-800-406-7325 (US) or 1-303-590-3030 (International) and enter passcode 4520836.

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About Antares Pharma

Antares Pharma focuses on self-injection pharmaceutical products and topical gel-based medicines. The Company's subcutaneous and intramuscular injection technology platforms include Vibex™ disposable pressure-assisted auto injectors, disposable multi-use pen injectors and Vision™ reusable needle-free injectors marketed as Tjet® and Zomajet® by Teva Pharmaceutical Industries, Ltd (Teva) and Ferring Pharmaceuticals (Ferring), respectively.  In the injector area, Antares Pharma has a multi-product deal with Teva that includes Tev-Tropin® human growth hormone (hGH) and a partnership with Ferring that includes Zomacton® hGH. In the gel-based area, the Company's FDA approved product is oxybutynin gel 3% for the treatment of OAB (overactive bladder) which has been licensed to Watson Pharmaceuticals, Inc. for marketing in the U.S. and Canada. Antares’ portfolio includes Elestrin® (estradiol gel) indicated for the treatment of moderate-to-severe vasomotor symptoms associated with menopause, and marketed in the U.S. by Jazz Pharmaceuticals.  Antares Pharma has two facilities in the U.S. The Parenteral Products Division located in Minneapolis, Minnesota directs the manufacturing and marketing of the Company’s reusable needle-free injection devices and related disposables, and develops its disposable pressure-assisted auto injector and pen injector systems. The Company’s corporate offices and Pharma Division are located in Ewing, New Jersey, where pharmaceutical products are developed utilizing both the Company’s transdermal systems and drug/device combination products.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements related to the Company’s future financial performance, and other statements which are other than statements of historical facts.  Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, among others, changes in revenue growth, difficulties or delays in the initiation, progress, or completion of product development, clinical trials, difficulties or delays in the launch of our oxybutynin gel 3% product by Watson or in the progress of Vibex MTX product development or in the success of the potential Vibex MTX NDA.  Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the "Risk Factors" section of the Company's Annual Report on Form 10-K for the year ended December 31, 2011, and in the Company's other periodic reports and filings with the Securities and Exchange Commission. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this press release. All forward-looking statements are based on information currently available to the Company on the date hereof, and the Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

Contacts:
Jack Howarth
Vice President, Corporate Affairs
609-359-3020 x133
jhowarth@antarespharma.com

Westwicke Partners, LLC
John Woolford
(443) 213-0506
john.woolford@westwicke.com

TABLES FOLLOW

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ANTARES PHARMA, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
(amounts in thousands)

	December 31,
	2011	2010
Assets
Cash and investments	$34,396	$9,848
Accounts receivable	2,535	1,246
Patent rights	952	803
Goodwill	1,095	1,095
Other assets	2,985	2,149
Total Assets	$41,963	$15,141

Liabilities and Stockholders’ Equity
Accounts payable and accrued expenses	$4,364	$3,592
Deferred revenue	6,455	4,923
Stockholder’s equity	31,144	6,626
Total Liabilities and Stockholders’ Equity	$41,963	$15,141

ANTARES PHARMA, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(amounts in thousands except share amounts)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2011	2010	2011	2010
Product sales	$1,810	$1,642	$7,630	$5,774
Development revenue	1,737	423	4,462	2,127
Licensing revenue	612	393	1,221	2,856
Royalties	1,268	824	3,145	2,062
Total Revenue	5,427	3,282	16,458	12,819

Cost of revenue	2,144	883	6,797	4,273
Gross Profit	3,283	2,399	9,661	8,546

Research and development	1,574	2,141	6,699	8,803
Sales, marketing and business development	351	258	1,553	1,035
General and administrative	1,520	1,225	5,846	4,734
Total Operating Expenses	3,445	3,624	14,098	14,572

Operating loss	(162)	(1,225)	(4,437)	(6,026)

Other income and expenses	8	(74)	49	(65)

Net loss	$(154)	$(1,299)	$(4,388)	$(6,091)

Basic and diluted net loss per common share	$(0.00)	$(0.02)	$(0.05)	$(0.07)

Basic and diluted weighted average common shares outstanding	103,525	83,862	96,995	83,170

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